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                                                                      EXHIBIT I


             Second Amendment to Convertible Subordinated Debenture
                Due 2001, dated as of September 23, 1998, between
             Physicians Insurance Company of Ohio and PC Quote, Inc.


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                  SECOND AMENDMENT TO CONVERTIBLE SUBORDINATED
                               DEBENTURE DUE 2001


         THIS SECOND AMENDMENT TO CONVERTIBLE SUBORDINATED DEBENTURE DUE 2001 is entered into as of this 23rd day of September, 1998, by and between PHYSICIANS INSURANCE COMPANY OF OHIO, an Ohio corporation ("Physicians"), and PC QUOTE, INC., a Delaware corporation (the "Company").

                                    RECITALS
                                    --------

         A. Physicians is the holder of that certain Convertible Subordinated Debenture Due 2001, in the principal amount of $2,500,000, plus accrued interest, issued by the Company on November 14, 1996, as amended by the First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement, dated May 5, 1997, and as further amended by Amendments Nos. 1-4 of the First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement. The Convertible Subordinated Debenture Due 2001, as amended, is hereinafter referred to as the "Debenture."

         B. Concurrently herewith, the Company, Physicians and PICO Holdings, Inc., are entering into a Securities Purchase Agreement, pursuant to which certain debt obligations of the Company held by Physicians and PICO Holdings, Inc. will be converted into equity.

         C. As additional consideration for Physicians entering into the Securities Purchase Agreement, the Company has agreed to amend the conversion provisions of the Debenture as provided in this Agreement.

                                    AGREEMENT
                                    ---------

         NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants set forth herein and in the Debenture, and for other good and valuable consideration, the receipt and sufficiency which is hereby acknowledged, the parties hereto agree as follows:

         1. The fourth full paragraph of page 2 of APPENDIX A of the Debenture, is hereby amended and restated in its entirety as follows:

                  The registered holder of this Debenture has the right, at its option, at any time on or prior to the later to occur of the close of business on April 30, 1999 or the full payment of this Debenture, to convert the principal amount hereof, plus all accrued interest as of the date of such conversion (collectively, the "Debenture Balance"), into the number of fully paid and nonassessable shares of Series A Preferred Stock of the Company determined by dividing the following by 100: the number calculated from the division of the Debenture Balance by the lowest of the following numbers (i) 1.5625,
                  (ii) the closing sale price of the Company's Common

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            Stock as reported by the American Stock Exchange ("AMEX") one day prior to the conversion date (the "AMEX Closing Price") or (iii) the average AMEX Closing Price of the Company's Common Stock over the 20-day period immediately preceding the conversion date (the "Average AMEX Price"). The number resulting from the above calculation which is to be divided by 100 is hereinafter referred to as the "Conversion Price." Such conversion shall require surrender of this Debenture to the Company at its executive offices accompanied by written notice of conversion duly executed. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares prior to conversion, the Conversion Price shall be proportionately reduced and the number of shares of Common Stock obtainable upon conversion shall be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares prior to conversion, the Conversion Price shall be proportionately increased and the number of shares of Common Stock obtainable upon conversion shall be proportionately decreased. The Company shall not issue fractional shares or script representing fractions of shares of Common Stock upon any such conversion, but shall make an adjustment therefor in cash on the basis of the current market value of such fractional interest. In the case of consolidation, merger, or sale or transfer of substantially all of the Company's assets with, into or to any person or entity or related group of persons or entities which is not a subsidiary of the Company, the Conversion Price shall be proportionately adjusted and the number of shares of Common Stock obtainable upon conversion shall be proportionately adjusted so that the rights of the holder hereof shall be equitably preserved. Notwithstanding, anything to the contrary contained in this Debenture, in no event will there be any adjustment in the Conversion Price or the number of shares of Common Stock deliverable upon conversion upon the Company's rights offering contemplated by the Agreement.

         2. Except as expressly provided herein, all of the terms and provisions of the Debenture shall remain in full force and effect.

         3. The provisions of this Amendment shall be performed and interpreted in accordance with the laws of the State of Illinois without reference to conflicts of laws principles.

         4. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.


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         IN WITNESS WHEREOF, the parties have executed this Second Amendment to
Convertible Subordinated Debenture Due 2001 as of the date first above written.



PC QUOTE, INC.


By: /s/  John E. Juska
   --------------------------------------
     Name: John E. Juska
     Title: Chief Financial Officer


PHYSICIANS INSURANCE COMPANY OF OHIO


By: /s/ James F. Mosier
   --------------------------------------
     Name: James F. Mosier
     Title: Secretary

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